O'Neill Law Group PLLC		435 Martin Street, Suite 1010
Blaine, WA 98230

Telephone: 360-332-3300
Stephen F.X. O'Neill*	Christian I. Cu**	Facsimile: 360-332-2291
E-mail: son@stockslaw.com

File #4277
December 3, 2004
VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0304
Washington, D.C. 20549

Attention: Sonia Barros, Esq., Division of Corporation Finance

Dear Madam:

RE:	DIGITAL ECOSYSTEMS CORP. (the "Company")
	-	Amendment No. 2 to Registration Statement on Form SB-2
	-	Filed September 16, 2004 and amended November 4, 2004
	-	SEC File Number 333-119073

We write on behalf of Digital Ecosystems Corp. (the "Company" in response to your comment letter dated November 18, 2004 regarding the above-referenced SB-2 filing (the "Comment Letter"). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the "SEC") via the EDGAR system, a second amended Registration Statement on Form SB-2/A (as revised, the "Amended SB-2"). We enclose with this letter a copy of the Amended SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended SB-2.

GENERAL

1.
IN YOUR NEXT AMENDMENT, PLEASE UPDATE THE FINANCIAL STATEMENTS AND THE RELATED DISCUSSION AND DISCLOSURE THROUGH SEPTEMBER 30, 2004. AS TO ALL OTHER DISCLOSURE, PROVIDE UPDATED INFORMATION AS OF THE DATE YOU FILE YOUR AMENDMENT.

In response to this comment, the Company has updated the disclosure in the Amended SB-2 as requested.

RISK FACTORS, PAGES 6-11

"WE WILL RELY ON THIRD PARTIES " PAGE 8

2.	WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 11. PLEASE CLARIFY, IF TRUE, THAT THE "HOST AND MONITOR" AND THE INTERNET SERVICE PROVIDER ARE THE SAME. IN ADDITION, PLEASE ALSO NAME YOUR INTERNET SERVICE PROVIDER IN YOUR BUSINESS SECTION.

In response to this comment, the Company has revised the disclosure in the Amended SB-2 as requested.

VANCOUVER OFFICE:	O'Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars **Nevada, Washington and British Columbia Bars

O'Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Ms. Sonia Barros, Esq.

3.
WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 12. IN THE REVISED RISK FACTOR, YOU REFER PRIMARILY TO YOUR DEPENDENCE ON YOUR INTERNET SERVICE PROVIDER. IF THERE ARE NO OTHER THIRD PARTIES UPON WHOM YOU ARE DEPENDENT, PLEASE REVISE YOUR RISK FACTOR HEADING ACCORDINGLY. IN ADDITION, IF THERE ARE OTHER THIRD PARTIES, PLEASE DISCLOSE IN THIS RISK FACTOR THE APPROXIMATE NUMBER OF PARTIES PERFORMING THESE SERVICES AND DISCUSS THE OBSTACLES YOU WOULD ENCOUNTER IF YOU WERE REQUIRED TO REPLACE ANY PARTY.

In response to this comment, the Company has revised the indicated risk factor in the Amended SB-2 as requested.

"WE DEPEND ON RECRUITING " PAGE 8

4.	PLEASE STATE WHETHER YOU MAINTAIN EMPLOYMENT CONTRACTS WITH YOUR KEY PERSONNEL OR OTHER KEY THIRD PARTIES AND DISCLOSE THE TERM AND TERMINATION PROVISIONS OF THE SAME IF APPLICABLE.

In response to this comment, the Company has revised the indicated risk factor in the Amended SB-2 to state that the Company presently does not have any formal or written agreements with its key management personnel or any third parties providing services to the Company.

"WE MAY NOT BE ABLE TO PROTECT OUR PROPRIETARY RIGHTS " PAGE 9

5.
WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 19 AND REISSUE THAT COMMENT IN PART. THE REVISED RISK FACTOR STATES THAT YOUR INTELLECTUAL PROPERTY RIGHTS "INCLUDE OR MAY INCLUDE" THE ITEMS LISTED. PLEASE DELETE THE REFERENCE TO INTELLECTUAL PROPERTY YOU "MAY" OWN AND REVISE YOUR DISCLOSURE TO LIMIT IT TO ONLY THAT INTELLECTUAL PROPERTY YOU CURRENTLY OWN. IT SHOULD BE CLEAR FROM YOUR DISCLOSURE WHAT INTELLECTUAL PROPERTY YOU CURRENTLY POSSESS.

In response to this comment, the Company has revised the disclosure in the indicated risk factor to clarify that the Company's intellectual property consists of its domain name www.digitalecosystems.com and trade name "Digital Ecosystems".

6.	WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 20 AND REISSUE THAT COMMENT IN PART. PLEASE REVISE TO DISCLOSE YOUR TRADE NAMES AND DOMAIN NAMES IN THE BUSINESS SECTION.

In response to this comment, the Company has revised the disclosure in the Amended SB-2 as requested.

DESCRIPTION OF BUSINESS, PAGES 21-28

GENERAL

7.
WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 35 AND REISSUE THAT COMMENT. IT APPEARS THAT YOUR PROSPECTUS STILL CONTAINS STATEMENTS INDICATING THAT CERTAIN THINGS WILL OCCUR. FOR EXAMPLE, THE STATEMENT ON PAGE 24 STILL READS, "PARTNERSHIPS, RESELLING, AND AFFILIATE PROGRAMS WILL BE ENACTED." SINCE YOU CURRENTLY HAVE NO PARTNERSHIPS, RESELLING, AND AFFILIATE PROGRAMS AND THERE CAN BE NO ASSURANCE THAT YOU WILL HAVE SUCH PROGRAMS, PLEASE REVISE THIS STATEMENT TO STATE THAT YOU EXPECT TO ENACT SUCH PROGRAMS. PLEASE REVIEW YOUR PROSPECTUS FOR ANY SIMILAR STATEMENTS AND REVISE ACCORDINGLY.

In response to this comment, the Company has revised the disclosure in the Amended SB-2 as requested.

OPERATIONS, PAGES 23-24

8.
WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 36. YOUR REVISED STATEMENT THAT YOU USE "COMMERCIALLY AVAILABLE TECHNOLOGY WHENEVER POSSIBLE INSTEAD OF PURCHASING CUSTOM-MADE OR INTERNALLY DEVELOPED SOLUTIONS" MAY SUGGEST THAT YOU USE SOME CUSTOM-MADE OR INTERNALLY DEVELOPED

O'Neill Law Group PLLC	3
United States Securities and Exchange Commission
Attention: Ms. Sonia Barros, Esq.

SOLUTIONS. PLEASE REVISE FURTHER TO CLARIFY THAT YOU DO NOT LICENSE ANY SOFTWARE OR HAVE ANY OTHER CUSTOM-MADE OR INTERNALLY DEVELOPED SOLUTIONS IF THAT IS THE CASE.

In response to this comment, the Company has revised the above noted disclosure in the Amended SB-2 to indicate that it presently does not license any software or have any custom-made or internally developed solutions.

COMPENSATION, PAGE 26

9.
REFER TO YOUR RESPONSE TO COMMENT 33. WE NOTE IN YOUR DISCLOSURE AT THE BOTTOM OF PAGE 16 THAT EACH OF THESE OFFICERS DEVOTES APPROXIMATELY 8-10 HOURS PER WEEK ON BEHALF OF THE COMPANY. THESE EFFORTS PROVIDE VALUE TO THE COMPANY FOR WHICH THEY ARE NOT BEING REMUNERATED BASED ON THE RESPONSE. THE FACT THAT THE COMPANY DID NOT PAY AN ACTUAL SALARY DOES NOT PRECLUDE THE COMPANY FROM RECORDING AN EXPENSE RELATED TO THE SERVICES PROVIDED. PLEASE EXPLAIN TO US WHY THE GUIDANCE PROVIDED BY TOPIC 1B OF THE STAFF ACCOUNTING BULLETINS DOES NOT APPLY TO THE SALARIES THAT WOULD BE PAID TO THESE OFFICERS UNDER NORMAL CIRCUMSTANCES, OR FURTHER EXPAND ON THE ASSERTION THAT THE IMPACT OF THESE SERVICES ON THE FINANCIAL STATEMENTS IS MINIMAL.

In response to this comment, further to their discussion with staff at the Securities and Exchange Commission, the Company's auditors have revised the financial statements to include the value of non-cash consulting services provided by the Company's directors to the Company since inception. Consulting services provided by the Company's directors have been recorded at a value of $20,700 from inception to March 31, 2004 and $12,000 for the six months ended September 30, 2004, and additional paid-in capital has been increased by the corresponding amount. The value of the consulting services has been calculated at its fair value, which is measured at the exchange amount, being the amount of consideration established and agreed to by the related parties. The Company has revised the Amended SB-2 to include disclosure respecting amounts owed to the Company's directors for consulting services.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS, PAGES 31-33

RULE 144 SHARES, PAGE 32

10.
WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 45. PLEASE NOTE THAT NONE OF YOUR SHARES (OTHER THAN THOSE ELIGIBLE FOR RESALE UNDER RULE 144(K)) ARE CURRENTLY ELIGIBLE FOR RESALE UNDER RULE 144 AS YOU CURRENTLY DO NOT MEET THE REQUIREMENTS OF PARAGRAPH (C) FOR CURRENT PUBLIC INFORMATION. ONCE YOU HAVE BEEN SUBJECT TO THE REPORTING REQUIREMENTS FOR A PERIOD OF AT LEAST 90 DAYS, SOME OF YOUR SHARES MAY BE ELIGIBLE FOR RESALE UNDER RULE 144. SEE RULE 144(C)(1). PLEASE REVISE YOUR DISCLOSURE TO STATE THAT THE ONLY SHARES CURRENTLY AVAILABLE FOR RESALE UNDER RULE 144 ARE THE 1,040,000 SHARES AVAILABLE FOR RESALE UNDER RULE 144(K). YOU MAY ALSO STATE THAT ONCE YOU HAVE BEEN SUBJECT TO THE REPORTING REQUIREMENTS FOR A PERIOD OF AT LEAST 90 DAYS, WHICH WOULD BE AT LEAST 90 DAYS AFTER THE EFFECTIVENESS OF THIS REGISTRATIONS STATEMENT, AN ADDITIONAL XX NUMBER OF SHARES WILL BECOME AVAILABLE FOR RESALE UNDER RULE 144, SUBJECT TO THE OTHER REQUIREMENTS OF RULE 144.

In response to this comment, the Company has revised the disclosure under the heading "Rule 144 Shares" as requested.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 3

11.
REFER TO YOUR RESPONSE TO COMMENT 46. IT APPEARS THAT THE ACCOUNTANTS REMOVED THE INCLUSION OF THE AUDITED PERIOD FROM FEBRUARY 21, 2002 THROUGH MARCH 31, 2002 AND REPLACED IT WITH THE PERIOD FROM FEBRUARY 21, 2002 THROUGH MARCH 31, 2004. PLEASE NOTE THAT IT APPEARS THAT THE COMPANY INCLUDES FOUR AUDITED PERIODS IN EACH OF THESE STATEMENTS, SO THE REPORT SHOULD COVER THE PERIOD

O'Neill Law Group PLLC	4
United States Securities and Exchange Commission
Attention: Ms. Sonia Barros, Esq.

FROM FEBRUARY 21, 2002 THROUGH MARCH 31, 2002 AS IT DID IN THE PREVIOUS OPINION IN ADDITION TO THE PERIOD ADDED TO THIS CURRENT VERSION OF THE OPINION.

In response to this comment, the Company's auditors have revised the audit report as requested.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE 10

12.
WE NOTE YOUR REVISED REVENUE RECOGNITION POLICY ON PAGE 10. PLEASE REMOVE YOUR PREVIOUS POLICY FROM PAGE 9. WE ALSO NOTE THAT THE WORDING PROVIDED RELATED TO THE PROJECTED REVENUES STREAMS IS VAGUE AND GENERIC IN THAT IT DOES NOT SPECIFICALLY ADDRESS EACH OF THE REVENUE STREAMS DESCRIBED. PLEASE REVISE THIS TO DISCUSS THE SPECIFIC ANTICIPATED POLICIES SUCH AS RECORDING SALES AT SHIPMENT WHEN TITLE TRANSFERS, ETC.

In response to this comment, the Company's auditors have removed the previous revenue recognition policy from page 9 of the financial statements and revised the revenue recognition note in the financial statements as requested.

WEBSITE DEVELOPMENT COSTS, PAGE 10

13.
REFER TO YOUR RESPONSE TO COMMENT 39. THE DISCUSSION ON PAGES 24-25 INCLUDING THE TABLE, SEEMS TO INDICATE THAT A SUBSTANTIAL AMOUNT OF THE DEVELOPMENT RELATED TO THE WEBSITE IS COMPLETED. WE NOTE BASED ON THE BALANCE SHEET THAT THE COMPANY HAS NOT CAPITALIZED ANY COSTS RELATED TO THE WEBSITE. PLEASE EXPLAIN TO US IN WHAT STAGE THE WEBSITE DEVELOPMENT IS, AND HOW THE FACT THAT ALL COSTS TO DATE HAVE BEEN EXPENSED COMPLIES WITH THE POLICY DESCRIBED IN THIS NOTE. CONSIDER THE NEED TO CLARIFY IN YOUR DISCLOSURE IN WHAT STAGE THE DEVELOPMENT OF THE WEBSITE IS.

In response to this comment, pursuant to Emerging Issues Task Force No. 00-2 - "Website Development Costs" ("EITF 00-2"), the Company applies American Institute of Certified Public Accountants Statement of Position No. 98-1 to account for website development costs. In accordance with EITF 00-2, the Company expenses all costs incurred during the preliminary project stage and capitalizes all internal and external direct costs of materials and services consumed in developing the software, once the development has reached the application development stage. As the Company's website is still in the preliminary project stage, the expenses relating to this stage are expensed in accordance with the Company's accounting policies. The Company has not reached the application development stage with the website therefore the costs have been expensed and not capitalized and this is consistent with EITF 00-2. To date the Company has completed 95% of its website and the remaining 5% and the completion of beta testing is expected to be completed by the end of December, 2004. The Company has clarified the disclosure in the Amended SB-2 to disclose this.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Stephen F.X. O'Neill

STEPHEN F.X. O'NEILL
SON/clk
Enclosures
cc:          Digital Ecosystems Corp.
               Attn: Ms. Valentina Tuss, President